Simpson Thacher & Bartlett LLP

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April 8, 2019

VIA EDGAR AND FEDERAL EXPRESS

Daniel F. Duchovny, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Re:	Versum Materials, Inc.

Schedule 14D-9

Filed on March 29, 2019

File No. 005-89759

Dear Mr. Duchovny:

This letter relates to comments received by Versum Materials, Inc. (“Versum” or the “Company”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2019 (the “Comment Letter”), with respect to the Schedule 14D-9, File No. 005-89759, filed with the Commission on March 29, 2019 (the “Schedule 14D-9”).

We note that, in connection with this letter, we are filing an amendment to the Schedule 14D-9 (“Amendment No. 1”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and responds to the number comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Daniel F. Duchovny

April 8, 2019

1.	Please file any relevant excerpts from your Schedule 14D-9 as soliciting materials in connection with your current solicitation of proxies

In response to the Staff’s comment, the Company will file the disclosure contained in the section entitled “Reasons for the Recommendation” in Item 4 of the Schedule 14D-9 (as amended by Amendment No. 1) as soliciting materials. The Company’s investor presentation filed as Exhibit (a)(3) to Amendment No. 1 and revised slides to such investor presentation filed as Exhibit (a)(4) to Amendment No. 1 have previously been filed with the Commission as soliciting material on April 1, 2019 and April 8, 2019, respectively.

2.

We note your disclosure that your board believes the Offer Price is below the price that prospective acquirors would be willing to pay for Versum. Revise your disclosure to describe the basis for your disclosure. Also, provide us supplementally a copy of the presentation from your financial advisor referenced in this disclosure.

In response to the Staff’s comment, the Company has added responsive disclosure on page 4. The Company respectfully informs the Staff that a copy of a confidential board presentation prepared by Lazard Frères & Co. LLC (“Lazard”) and presented to the Company’s board of directors at its meeting on March 22, 2019 and a copy of a confidential board presentation prepared by Citigroup Global Markets Inc. (“Citi”) and presented to the Company’s board of directors at its meeting on March 22, 2019, in each case in connection with each firm’s respective analysis of the Initial Merck Proposal, are being provided directly to the Staff by Latham & Watkins LLP, counsel to Lazard, and Shearman & Sterling LLP, counsel to Citi, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Such presentations are being provided together with a request that they be returned promptly following completion of the Staff’s review thereof. By separate letter, requests for confidential treatment of these presentations pursuant to 17 C.F.R. §200.83 have been made by Latham & Watkins LLP, counsel to Lazard, and Shearman & Sterling LLP, counsel to Citi. Lazard and Citi each subsequently confirmed to the Company’s board of directors at its meeting on March 28, 2019 that their respective financial analyses of the Initial Merck Proposal applied equally to the Offer Price.

3.	We note your disclosure in the last paragraph of page 28 that you refer to certain benefits expected from the combination with Entegris. Please revise your disclosure to quantify those benefits.

In response to the Staff’s comment, the Company has added responsive disclosure on page 4.

4.

Refer to the disclosure in the first paragraph of page 31 that the conditions of the offer make it easy for Merck to abandon the offer. Revise your disclosure to clarify that Merck’s offer is required to comply with all relevant laws and regulations. Also, with a view toward revised disclosure, provide us support for your suggestion that Merck intends to terminate the offer using a pretext.

In response to the Staff’s comment, the Company has added responsive disclosure on page 5. The Company has revised the disclosure to avoid any suggestion that Merck intends to terminate the Offer using a pretext and to clarify that the fact that many of the conditions to the Offer are broad and are subject to Merck’s sole discretion, and some conditions are not qualified by any materiality standard, make it possible for Merck to determine that a condition is not satisfied and decline to close the Offer (subject to compliance with the terms of the Offer and all relevant laws and regulations).

Daniel F. Duchovny

April 8, 2019

5.	Please update this section given your recent decision to terminate the rights agreement/plan. In addition, please disseminate this updated disclosure.

In response to the Staff’s comment, the Company has added responsive disclosure on pages 1, 2 and 5 and will disseminate Amendment No. 1 containing this updated disclosure.

6.

We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

In response to the Staff’s comment, the Company has added responsive disclosure on pages 5 and 6.

*     *     *     *     *     *

Daniel F. Duchovny

April 8, 2019

If the Staff has any questions with respect to the foregoing, or if any additional supplemental information is required, please contact me at (212) 455-3442 or by email at mponce@stblaw.com.

Very truly yours,

/s/ Mario A. Ponce

Mario A. Ponce